Exhibit 99.1

Graph Blockchain Inc.

(formerly Reg Technologies Inc.)

Interim Condensed Financial Statements

For the Three Months Ended July 31, 2019 and 2018

(unaudited)

(Expressed in Canadian dollars)

Interim Condensed Financial Statements

Interim Condensed Consolidated Statements of Financial Position	2
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	3
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	4
Interim Condensed Consolidated Statements of Cash Flows	5
Notes to Interim Condensed Consolidated Financial Statements	6-15

Notice to Reader

The accompanying unaudited interim condensed financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Interim Condensed Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

	July 31, 2019	April 30, 2019
	$	$
Assets

Current assets
Cash and cash equivalents	2,208	22,171
Trade and other receivables (note 10)	163,826	156,825
Loan receivables (note 9 and 10)	-	176,324
Prepaid expenses and other assets (note 9)	134,424	306,247

Total current assets	300,458	661,567

Right-of-use asset (note 5)	86,810	-
Property and equipment, net (note 4)	27,414	31,425

Total assets	414,682	692,992

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	674,326	499,077
Loan payables (note 9)	194,035	115,200
Current portion of lease liability (note 5)	61,012	-

	929,373	614,277

Lease liability (note 5)	26,334	-

Total liabilities	955,707	614,277

Shareholders’ equity
Share capital (note 7)	9,460,906	9,449,979
Reserves (note 7)	371,133	371,133
Accumulated other comprehensive income	3,124	(84)
Deficit	(10,376,188)	(9,742,313)

Total shareholders’ equity	(541,025)	78,715

Total liabilities and shareholders’ equity	414,682	692,992

Going concern (note 2)

Signed             “Jeff Stevens”     Director           Signed         “Alex MacKay”     Director

The accompanying notes are an integral part of the interim financial statements.

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Interim Condensed Consolidated Statement of Loss and Comprehensive Loss

(Expressed in Canadian dollars, except number of common shares, unaudited)

	Three months	Three months
	ended July 31,	ended July 31,
	2019	2018
	$	$
Revenue
Service revenue	-	15,000

Expenses
Salaries, benefits and management fees (note 9)	193,427	285,320
Office and general (note 9)	125,476	197,051
Other operating expenses (note 9 and 10)	283,775	200,294
Depreciation and amortization (note 4)	20,359	3,347
Share based consulting fees (notes 7 and 9)	10,927	-
Share based compensation	-	53,235

	633,964	776,546

Loss before undernoted items	(633,964)	(761,546)

Finance income	(89)	(485)
Foreign exchange loss	-	2,256
Other reverse take-over fees	-	884,956

Net loss	(633,875)	(1,648,273)

Weighted average number of common shares (note 8)	137,476,155	118,253,222

Basic and diluted loss per share (note 8)	(0.005)	(0.014)

Other comprehensive income, net of tax
Foreign exchange translation adjustment	3,208	10

Comprehensive loss	(630,667)	(1,648,263)

The accompanying notes are an integral part of the interim financial statements.

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian dollars, except number of common shares, unaudited)

	Common Shares
					Accumulated
					other
					comprehensive
	Number	Amount	Reserves	Deficit	income	Total
		$	$	$	$	$

Balance – April 30, 2019	137,376,349	9,449,979	371,133	(9,742,313)	(84)	78,715
Net loss for the period	-	-	-	(633,875)	-	(633,875)
Share based consulting fees	302,744	10,927	-	-	-	10,927
Foreign exchange translation	-	-	-	-	3,208	3,208

Balance – July 31, 2019	137,679,093	9,460,906	371,133	(10,376,188)	3,124	(541,025)

	Common Shares
					Accumulated
					other
					comprehensive
	Number	Amount	Reserves	Deficit	income	Total
		$	$	$	$	$

Balance – April 30, 2018	109,104,363	5,197,960	75,865	(2,124,565)	-	3,149,260
Net loss for the period	-	-	-	(1,648,273)	-	(1,648,273)
Shares based consulting and other reverse take-over fees	12,109,762	1,000,000	-	-	-	1,000,000
Share based compensation	302,744	53,235	-	-	-	53,235
Foreign exchange translation	-	-	-	-	10	10

Balance – July 31, 2018	121,516,869	6,251,195	75,865	(3,772,838)	10	2,554,232

The accompanying notes are an integral part of the interim financial statements.

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

	Three months	Three months
	ended July 31,	ended July 31,
	2019	2018
	$	$
Cash flows used in operating activities
Net loss	(633,875)	(1,648,273)
Adjustments to reconcile net loss to operating cash flow
Depreciation of property and equipment (note 4)	4,819	3,347
Amortization of right-of-use asset	15,540	-
Other reverse take-over fees – share based	-	884,956
Share based consulting fees (note 7 and 9)	10,927	-
Share based compensation	-	53,235
Shares subscribed in private placements for services to be rendered	62,857	100,000
Loss allowance on loan receivables (note 10)	69,715	-
Accretion on lease liability	1,233
Net change in operating assets and liabilities (note 6)	268,668	157,885

	(200,116)	(448,850)

Cash flows from/(used in) investing activities
Purchase of property and equipment	(1,460)	(7,646)
Repayments of loan receivables (note 10)	106,609	-

	105,149	(7,646)

Cash flows from financing activities
Loan Payable (note 9)	90,712	-
Repayment of loan	(7,777)	-
Principal payment of lease liability	(16,229)	-

	66,706	-

Effect of exchange rate changes on cash and cash equivalents	8,298	(805)

Increase (decrease) in cash and cash equivalents	(19,963)	(457,301)
Cash and cash equivalents, beginning of period	22,171	2,821,279

Cash and cash equivalents, end of period	2,208	2,363,978

The accompanying notes are an integral part of the interim financial statements.

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

1	Description of business and organization

Graph Blockchain Inc (the “Company”, formerly Reg Technologies Inc. or “RegTech”) is a private blockchain technology company that develops, markets and implements high performance private blockchain database management solutions. The Company’s solution provides for a unique and more streamlined way of filtering through blockchain based data, providing users with querying capabilities, meta data management, and advanced analytics.

The Company is a publicly traded corporation, incorporated in the province of British Columbia, and its head office is located at 2161 Yonge St., Suite 210, Toronto, Ontario, M4S 3A6 Canada. The Company’s common shares are listed on the Canadian Securities Exchange under the trading symbol “GBLC”. The Company was incorporated under the laws of the Province of British Columbia on October 6, 1982. On November 6, 2018, the Company completed its acquisition of Graph Blockchain Limited (“Graph”) through a reverse takeover, and changed the Company’s name to Graph Blockchain

Inc..

2	Significant accounting policies

Basis of presentation and statement of compliance

These unaudited interim condensed financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s audited financial statements for the year ended April 30, 2019 (the “2019 Consolidated Financial Statements”). These interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates.

It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 to the Company’s 2019 Consolidated Financial Statements. These interim financial statements should be read in conjunction with the Company’s 2019 Consolidated Financial Statements.

The interim financial statements were approved and authorized for issuance by the Company’s Board of Directors on September 26, 2019. The financial statements are presented in Canadian dollars which is also the Company’s functional currency. The Company has one wholly-owned entity, the South Korean branch of Graph Blockchain Limited with a Korean Won functional currency. The accounting policies have been applied consistently in these financial statements, unless otherwise indicated.

Certain comparatives have been reclassified to conform with current period presentation.

Going concern

These interim condensed financial statements were prepared on a going concern basis under the historical cost basis of accounting. As at July 31, 2019, the Company has a deficit of $10,376,188 (April 30, 2019 - $9,742,313). For the three

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

months ended July 31, 2019, the Company recognized a net loss of $633,875 (three months ended July 31, 2018 - $1,648,273) and had net cash outflows from operating activities of $200,116 (three months ended July 31, 2018 - $448,850). As at July 31, 2019, the Company has insufficient cash to fund its planned operations for the next twelve months. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the

Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate sufficient revenues and positive cash flows from its operating activities and/or obtain sufficient additional financing to settle its obligations and fund its planned operations. Accordingly, the Company may need further financing in the form of debt, equity or a combination thereof for the next twelve months. There can be no assurance that additional funding will be available to the Company, or, if available, that this funding will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of any or all of its projects.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to generate sufficient cash flow from operations or financing activities, the carrying value of the Company’s asset could be subject to material adjustments and other adjustments may be necessary to these financial statements should such events impair the Company’s ability to continue as a going concern.

Basis of consolidation

The interim condensed consolidated financial statements include the accounts of the Company’s wholly owned subsidiary, Graph Blockchain Limited (“Graph”). Any references to Company include references to such subsidiary. Intercompany balances and transactions are eliminated upon consolidation and preparation of these consolidated financial statements, and any unrealized income and expenses arising from intercompany transactions, are eliminated.

Operating segments

Management has determined that the Company operates in two reportable operating segments based on geographical region. The Company provides blockchain services with a head office located in Canada (“Graph Canada”) and a branch located in South Korea (“Graph Korea”).

Lease

Effective May 1, 2019, the Company adopted IFRS 16 – Leases, which supersedes previous accounting standards for leases, including IAS 17 – Leases and IFRIC 4 – Determining whether an arrangement contains a lease. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of a low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

The company primarily leases buildings for office use. For all lease contracts entered into, or changed, on or after May 1, 2019, the Company recognises a right-of-use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentive received. The right-of-use asset is

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is measured at amortized cost using the effective interest method.

Where applicable, the Company will elect not to recognize right-of-use and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company will recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Transition

The Company applied IFRS 16 with a date of initial application of May 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17.

The Company previously classified all its leases for building spaces as operating leases under IAS 17. Upon the adoption of IFRS 16, the following change in accounting policies are made:

The Company has recorded right-of-use asset and lease liability in the interim condensed consolidated statements of financial position for the existing lease at the lease commencement date, which is May 1, 2019 for the purpose of the IFRS 16 adoption. The lease liability is initially measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at May 1, 2019. It is subsequently measured at amortized cost using the effective interest method.

The right-of-use asset is initially measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. The right-of-use asset is subsequently depreciated using the straight-line method over the remaining lease terms.

The Company has elected not to recognize right-of-use asset and lease liability for short-term lease in which the lease term ends within 12 months of the date of initial application. The lease payment associated with this lease is recognized as an expense on a straight-line basis over the lease term.

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, there is no impact to total shareholder’s equity as at May 1, 2019. Please refer to note 5 of the interim financial statements for impacts for the period ended July 31, 2019.

3	Operating segments

The Company has two geographic segments as defined in note 2 to these interim financial statements.

Segment information of the Company is summarized as follows:

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

	Graph	Graph	Consolidated
	Canada	Korea	totals
	$	$	$
For the three months ended July 31, 2019
Revenue	-	-	-
Segment loss	(493,008)	(140,867)	(633,875)
Depreciation and amortization	2,945	17,414	20,359
Finance income	(3,322)	3,233	(89)
Share based consulting fees	10,927	-	10,927
Impairment of financial assets (included in Other operating expenses)	69,715	-	69,715

Segment assets	262,033	152,649	414,682
Capital expenditure	-	1,460	1,460
Segment liabilities	679,326	276,381	955,707

	Graph	Graph	Consolidated
	Canada	Korea	totals
	$	$	$
For the three months ended July 31, 2018
Revenue	15,000	-	15,000
Segment loss	(1,645,857)	(2,416)	(1,648,273)
Depreciation and amortization	2,945	402	3,347
Finance income	(485)	-	(485)
Other reverse take-over fees – share based	884,986	-	884,986
Share based compensation	53,235	-	53,235

Segment assets	2,724,266	609,411	3,333,677
Capital expenditure	3,659	3,987	7,646
Segment liabilities	167,627	611,818	779,445

4	Property and equipment

During the three months ended July 31, 2019, the Company had property and equipment additions of $1,460 (three months ended July 31, 2018 - $7,646).

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

5	Lease

The Company’s lease is related to the lease of building space. Information about the lease in which the Company is a lessee is presented below:

Right-of-use assets

Three months ended July 31,
2019
$
Balance at May 1, 2019	$105,898
Additions	-
Depreciation charge for the period	(15,540)
CTA	(3,548)

Balance at July 31, 2019	86,810

Lease liability
Three months ended July 31,
2019
$
Balance at May 1, 2019	$105,898
Accretion on lease liability	1,233
Lease payments	(16,229)
CTA	(3,556)

Balance at July 31, 2019	87,346

When measuring lease liability, the Company discounted lease payments using its incremental borrowing rate of 5% at January 1, 2019.

Maturity analysis - contractual undiscounted cash flows:

	Less than 1
	year	1 to 2 years	2 to 5 years	Total
	$	$	$	$

Lease liability	63,994	26,664	-	90,658

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

6	Net change in operating assets and liabilities

	Three months	Three months
	ended July 31,	ended July 31,
	2019	2018
	$	$
Cash flows provided by (used in)
Trade and other receivables	(6,141)	100,218
Contract costs	-	(534,392)
Prepaid expenses and other assets	107,326	(507)
Accounts payable and accrued liabilities	167,483	68,174
Contract liabilities	-	524,392

	268,668	157,885

7	Share capital and reserves

a)	Common shares

The Company is authorized to issue an unlimited number of common shares with no par value.

Issuances of common shares are recorded in “Share capital” on the consolidated statements of financial position.

The following summarizes transactions involving the common shares of the Company:

	Number	Amount
		$
Shares issued and outstanding at April 30, 2019	137,376,349	9,449,979
Share based consulting fees	302,744	10,927

Shares issued and outstanding at July 31, 2019	137,679,093	9,460,906

On April 1, 2018, the Company issued 2,421,952 common shares in escrow to an officer of the Company at the time, vesting over eight quarterly instalments with April 1, 2018 as the first vesting date. During the three months ended July 31, 2019, the individual is no longer an officer or director of the company, hence the 302,744 common shares vested during the period for an amount of $ 10,927 is recorded as “Share based consulting fees” in the interim statement of loss and comprehensive loss (three months ended July 31, 2018 – 302,744 common shares vested for $53,235, recorded in “Share based compensation”). As the unvested shares are subject to claw-back provisions if performance conditions are not met, the remaining 605,488 shares held in escrow are not included in the issued and outstanding shares on the interim statement of changes in shareholders’ equity (April 30, 2019 – 908,232 shares remaining).

b)	Warrants

Issuances of warrants are recorded in “Reserves” on the consolidated statements of financial position. The following summarizes transactions involving warrants issued by the Company:

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

		Weighted
		average
	Number	exercise price
		$
Warrants outstanding at July 31, 2019 and April 30, 2019	5,020,685	0.295

As at July 30, 2019, the outstanding warrants had a remaining useful life of 0.66 years with a reserve balance of $371,133 (April 30, 2019 – useful life of 0.91 years with a reserve balance of $371,133).

8	Loss per share

For the three months ended July 31, 2019
Net loss	$633,875
Weighted average number of shares outstanding	137,476,155

Basic and diluted loss per share	$(0.005)

For the three months ended July 31, 2018
Net loss	$(1,648,273)
Weighted average number of shares outstanding	118,253,222

Basic and diluted loss per share	$(0.014)

Basic loss per share is calculated by dividing the total loss by the weighted average number of shares outstanding during the period. Outstanding warrants as at July 31, 2019 of 5,020,685 have not been factored into the calculation as they are considered anti-dilutive.

The following table presents the maximum number of shares that would be outstanding if all dilutive and potentially dilutive instruments as described in note 7 were exercised or converted as at July 31, 2019:

Number

Common shares issued and outstanding	137,679,093
Common shares issued and held in escrow	605,488
Warrants outstanding	5,020,685

143,305,266

9	Related party transactions

a)	Office and general

During the period ended July 31, 2019, the Company also incurred marketing related cost of $12,363 (three months ended July 31, 2018 - $nil) charged by a company controlled by a director and shareholder of the Company, which has been included in “Office and general” in the interim statement of loss and comprehensive loss. As at July 31, 2019, $8,790 is included in “Prepaid expenses and other assets” (April 30, 2019 - $21,153).

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

b)	Accounts payable and accrued liabilities

As at July 31, 2019, an amount of $146,367 (April 30, 2018 - $78,723) included in accounts payable and accrued liabilities is due to certain officers and directors of the Company.

c)	Loan receivable and payables

During the three months ended July 31, 2019, the Company received loan advancements due on demand from a shareholder company for the amount of $37,384.

On February 28, 2019, the company also entered into a one-year loan agreement with the Korea segment of a shareholder company for an amount of $115,200 bearing interest at 5.0% per annum, and is recorded in “Loan payables” in the interim statements of financial positions. The loan may be repaid in part or in full prior to the maturity date. During the three months ended July 31, 2019, the Company received additional loan advancement from the shareholder company for an amount of $53,328 due on demand.

d)	Other operating expenses

During the three months ended July 31, 2019, the Company incurred management consulting cost of $90,000 charged by a shareholder company, which has been included in “Other operating expense” in the interim financial statements (three months ended July 31, 2018 - $884,956 included in “Other reverse take-over fees”).

The Company also incurred $39,908 during the three months ended July 31, 2019 (three months ended July 31, 2018 - $nil) for consulting services provided by a director of the Company, which has been included in “Other operating expenses” in the consolidated statement of loss and comprehensive loss.

e)	Compensation of key management personnel

Key management includes members of the Board and executive officers of the Company. Compensation awarded to key management is listed below:

Three months ended July 31, 2019
	Amount	Shares
	$	awarded

Cash based salaries, benefits and severances	60,000	-
Shares-based compensation	-	-

	60,000	-

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

	Three months ended July 31, 2018
	Amount	Shares
	$	awarded

Cash based salaries, benefits and severances	92,500	-
Shares-based compensation	53,235	302,744

	145,735	302,744

10	Financial instruments and risk management

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented below.

As at July 31, 2019, the Company’s financial instruments are comprised of cash and cash equivalents, trade and other receivable, loan receivables, accounts payable and accrued liabilities, and loan payables. The amounts reflected in the statement of financial position are carrying amounts and approximate their fair values due to their short-term nature.

General objectives, policies and processes

Management has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.

The overall objective of management is to set policies that seek to minimize risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The Company has established risk management policies and procedures designed to reduce the potentially adverse effects of price volatility on operating results and distributions. Further details regarding these policies are set out below.

Credit risk and economic dependence

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consists primarily of cash, trade and other receivables, and loan receivables carried at amortized cost.

Credit risk associated with cash is minimized by ensuring these financial assets are maintained with financial institutions of reputable credit and may be redeemed upon demand.

The Company applies the simplified approach to providing for expected credit losses (ECL) prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade and other receivables, while ECL calculation based on stage assessment has been performed for loan receivables. As at July 31, 2019, the impairment allowance relating to trade and other receivables is $136,279 (April 30, 2019 - $66,564).

Graph Blockchain Inc. (formerly Reg Technologies Inc.)

Notes to Interim Condensed Consolidated Financial statements

For the three months ended July 31, 2019 and 2018

(Expressed in Canadian dollars, unaudited)

The following table sets out the stage continuity for the allowance for credit losses for loan receivables:

	Stage 1	Stage 2	Stage 3	Total
	$	$	$	$

Balance at April 30, 2019	176,324	-	-	176,324
Additions of new loan receivables	-	-	-	-
Repayments	(109,907)			(109,907)
Accretion income	3,298	-	-	3,298
Transfer between stages	(69,715)	-	69,715	-
Loss allowance on loans receivable	-	-	(69,715)	(69,715)

Balance at July 31, 2019	-	-	-	-

Balance at April 30, 2019	176,324	-	-	-

On April 3, 2019, the Company issued a loan receivable of $133,000 as part of a potential future acquisition of Blockchain Innovations Inc (“BCI”), in which the letter of intent is signed on April 3, 2019. The loan is a secured loan issued on April 4, 2019 with a maturity date of July 4, 2019, bearing an interest rate of 10% per annum. In May 2019, the Company has terminated its letter of intent. As of July 31, 2019, the Company concluded the loan is in default and hence recorded an additional expected credit loss of $69,715 in “Other operating expenses”.

Fair values of financial instruments

IFRS 7 - Financial Instruments: Disclosures requires disclosure of a three-level hierarchy (“FV hierarchy”) that reflects the significance of the inputs used in making fair value measurements and disclosures. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include those whose valuations are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are those based on inputs that are unobservable and significant to the overall fair value measurement.

11	Subsequent events

On August 16, 2019, the Company signed a Letter of Intent to acquire Cyberanking Ltd. (“Cyberanking”), a gamified Learning Management System company focused on the esports industry. Its core technology and platform focuses on aspects of mental and physical health, cognition, and improvement of practical skills within the competitive vertical of the esports industry. The purchase price will include: (i) $1,500,000 through the issuance of common shares of the Company at a deemed price of $0.05 per common share; (ii) two contingent consideration payments of $500,000 through the issuance of common shares of the Company, each to be paid on the achievement of certain financing and revenue milestones defined in the Definitive Agreement to be negotiated.

On September 18, 2019, the Company announced that it will not be proceeding with the Cyberanking acquisition. In addition, the Directors of the Company has decided to undertake a formal review process to evaluate strategic alternatives available to the Company. The Company has not established a definitive timeline to complete the Strategic Review, and no decisions related to any strategic alternative have been reached at this time and there is no assurance that a transaction will result from the Strategic Review.